Exhibit 99.1

1 1 December 2021 Bit Digital is an American sustainability - focused generator of digital assets

This material is an introduction to the project . It only provides basic information about the project . It does not constitute an offer or invitation to buy, issue or sell any securities or related rights, nor does it constitute investment advice . Investors should carefully read this material and other related materials and legal documents provided by us before investing . If you have any questions, please feel free to contact us . If there is any discrepancy between this material and the final approval document and legal text, the final legal text shall prevail . Investors should read the final legal text carefully before investing . The relevant data shown in this material does not mean to provide any guarantee for the investor's income or principal . Investors should fully understand the investment risks and invest prudently . This presentation may contain certain “forward - looking statements” relating to the business of Bit Digital, Inc . , and its subsidiary companies . All statements, other than statements of historical fact included herein are “forward - looking statements . ” These forward - looking statements are often identified by the use of forward - looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties . Although the company believes that the expectations reflected in these forward - looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect . Investors should not place undue reliance on these forward - looking statements, which speak only as of the date of this presentation . The Company’s actual results could differ materially from those anticipated in these forward - looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http : //www . sec . gov . All forward - looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors . Other than as required under the securities laws, the Company does not assume a duty to update these forward - looking statements . 2 Safe Harbor Statement

Our Mis s ion To build the largest American digital asset mining platform while setting the standard for sustainability 3

Bit Digital Highlights Bit Digital Inc. (Nasdaq: BTBT) is a leading North American bitcoin miner focused on sustainability Bit Digital is an institutional scale digital asset miner, with a fleet of nearly 40 , 000 specialized computers, diversified across 5 states / provinces in North America Bit Digital maximizes ROE by focusing investment on mining assets, while leveraging strategic partnerships for access to physical infrastructure and low - cost energy Bit Digital is accelerating its expansion with proprietary channels to access miners (circumventing industry bottlenecks), and pre - negotiated hosting capacity Bit Digital is a signatory to the Crypto Climate Accord, running a significant portion of its operations on clean energy and innovating decarbonization strategies Bit Digital is led by seasoned finance and technology professionals based in New York City with deep experience in digital assets and mining Notes: Miner fleet figures including 2.6 EH/s and 37,744 miners are pro forma for currently owned and announced purchases. $0.036 kWh represents weighted average base power cost pro forma for contracted hosting agreements and excluding profit sharing arrangements. $5,978 production cost per bitcoin based on September 2021 power costs and hosting fees (excluding profit sharing) divided by number of bitcoins mined. 5 states / provinces refers to contracted hosting capacity in Nebraska, New York, Texas, Georgia and Alberta. Not a guarantee of future results. 4

Bit Digital remains the leader in self - mined BTC 3 , 33 5 3 , 27 1 2 , 45 7 2 , 09 8 1 , 48 0 Marathon Ar g o Bit D i g i t a l Core S c ien t i f ic R i o t Note: As of 9/30/2021. Peer self - mined bitcoin data based on publicly available sources for selected companies. 814 3,087 3,335 2,524 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 2 75 1,510 Successfully completed full exit of m i ne rs f r o m C h i n a t o N o r t h A m e ri c a in Q3 2021; current fleet is now 100 % in N o r t h A m e ri c a 5

NASDAQ: BTBT

How We Got Here

2021 was a year of industry leadership and growth

2020 → 2021

- February 2020 — **Commenced Bitcoin Mining**
- February 2021 — **Strengthened North American hosting, partnering with Compute North and Link Global Technologies**
- April 2021 — **Announced 40MW hosting agreement with Compute North**
- May 2021 — **Joined Foundry USA Pool**
- June 2021 — **Became Signatory to Crypto Climate Accord**
- June 2021 — **Announced 20MW hosting partnership with Digihost Technologies**
- July 2021 — **Announced Digihost partnership expanded to 120MW**
- August 2021 — **Announced 35 MW strategic partnership with Blockfusion USA**
- October 2021 — **Announced closing of $80 Million private placement to institutional investors**
- October 2021 — **Signed purchase agreement for 10,000 Antminers from Bitmain**
- November 2021 — **Completed full migration of miner fleet to North America**

BIT DIGITAL

6

Leading the Americanization of Bitcoin Mining Bitcoin mining is an industry with increasing barriers to entry Mining requires application - specific integrated circuits (“ASICs”) – advanced computers customized for bitcoin mining The supply of ASICs is severely constrained. Procurement requires both access to the supply market, and a strong balance sheet Mining requires secure access to significant low - cost electricity – and fossil fuel sources are increasingly coming under scrutiny Resilient mining requires distributed operations within high rule of law jurisdictions (e.g., US and Canada) has solved for key success variables 7

Our strategy allows us to deploy capital with maximum efficiency and velocity Strategic Procurement Advantage Or de r Delivery Purchase Delivery Purchase Delivery Purchase Delivery Direct from M a nu f ac t u r e r Spot Market Our miner procurement strategy is differentiated , allowing us to continue rapid scaling despite endemic industry supply constraints (e.g., chip shortages) o Through our deep proprietary network, we enjoy unrivaled access to the spot market for miners o In parallel, we enjoy strategic relationships with leading manufacturers, enabling us to access ASICs on advantageous terms We exclusively operate on the industry defining ASICs* BITMAIN * Application - specific integrated circuits (“ASICs”) customized for bitcoin mining 8

NASDAQ: BTBT

Bit Digital is infrastructure-light, maximizing return to shareholders and operational resiliency


Alberta
New York
Nebraska
Georgia
Texas

- Capital investment focused primarily on ASICs (mining computers), not physical infrastructure (data centers and power generation)

We partner with best-in-class data center operators, allowing us to specialize on mining

Giving us negotiating power to ensure lowest possible operational/electricity costs

Distributed footprint across stable North America jurisdictions maximizes business resiliency

Strategic partnerships poised to activate new power opportunities with renewables focus

Maximizing shareholder ROE

Note: Map locations shown refer to contracted hosting capacity in Nebraska, New York, Texas, Georgia and Alberta. Not intended to represent precise geographic locations.

BIT DIGITAL
9

We are part of the US digital asset innovation ecosystem USA - based mining pool structured for stable payouts to miners, while setting new standards of professionalism, trust and transparency Scalable, cost - competitive hosting solution in North America – specifically designed to power cryptocurrency, blockchain, and high - performance computing applications The Leader in high - performance 100% net carbon - neutral infrastructure and software solutions powering the world’s leading blockchain companies A US leader in network development, hosting, and mining operations; 90% of operations are zero - carbon, 50% powered by renewable energy Owner and operator of among the world’s most efficient crypto mining data centers; powered by renewable energy Part of the US ecosystem for digital assets Source: Respective companies' websites 10

Efficient hosting portfolio positioned for growth Expansion power contracted 83.6 MW Unit power consumption (S19j Pro) 0.003 MW Fleet expansion capacity (S19j Pro) 27,863 Units Hash rate per unit (S19j Pro) 100 TH/S Implied fleet expansion 2.8 EH/S Current hash rate (pro forma) 2.6 EH/S Pro forma hash rate 5.4 EH/S Notes: Assumes Bitmain S19j Pro miners deployed into remainder of contracted hosting capacity, after full deployment of current fleet and announced purchases. Not a guarantee of future results. With over 200MW of contracted hosting power, we are positioned for strong fleet growth in 2022 122 122 122 205 MW 61 MW 181 MW 60 33 MW 20 141 MW 84 Current fleet and anno un c e d pu r cha s e s Expansion capacity Q3 2021 Q4 2021 Q1 2022 Q2 2022 TBD Note: Based on contracted hosting agreements and current expectations for hosting capacity delivery timing. Not a guarantee of future results. Hosting Roll - out Schedule Runway to 5.4 EH/s 11

ESG: We are a leader in digital asset sustainability Inspired by the Paris Climate Agreement, the CCA is a private sector - led initiative for the entire crypto community, focused on decarbonizing the cryptocurrency and blockchain industry. BMC is a voluntary and open forum of Bitcoin miners committed to the network and its core principles. BMC promotes transparency, shares best practices, and educates the public on benefits of bitcoin and mining We became the first listed miner we are aware of to engage an independent ESG consultancy to provide ongoing ESG reviews for greater transparency In April, we announced 40 MW of majority carbon - free hosting contracted at Compute North’s facility in Nebraska In September, we contracted 35 MW at a former coal - fired power plant that was converted to run on primarily clean energy derived from abundant hydro power in upstate New York We have a strategic focus on sustainability. With the majority of our operations running on carbon - free energy, we aggressively seek to fully decarbonize and encourage the industry to follow Our thought leadership continues to be recognized 12

As of September 30, 2021 (pro forma) … * 37,744 miners (2.6 EH/s) if all miners were deployed today and bitcoin’s price was $50,000… ** 1.7% of the global bitcoin hash rate = 15.2 BTC / day, or 456.1 BTC / month Projected revenue = $22.8 million / month, or $273.6 million / year Projected non - GAAP operating expenses = $8.4 million / month, or $100.8 million / year Projected non - GAAP income from operations = $14.4 million / month, or $172.8 million / year Notes: * Miner fleet figures including 2.6 EH/s and 37,744 miners are pro forma for currently owned and announced purchases. Not a guarantee of future results. ** 1.7% of global bitcoin hash rate based on total network’s hash rate (157 EH/s), and 15.2 BTC / day based on pro rata share of total block and transaction fee rewards, as of November 28, 2021 (Source: Blockchain.com). Projected non - GAAP operating expenses include estimated costs of electricity, profit shares paid to hosting partners, and general and administrative expense, and exclude non - cash stock compensation expense and other non - recurring expenses. Projected non - GAAP income from operations = projected revenue – projected non - GAAP operating expenses. Projections are based upon a number of assumptions and estimates, that while considered reasonable by the Company, are inherently speculative in nature and subject to significant business, economic, competitive and operational uncertainties, contingencies and risks over an extended period of time, and many of which are beyond the control of the Company. Strong bitcoin and cash flow generation profile 13

1 4 Leadership Team BRYAN BULLETT Chief Executive Officer Mr . Bullett has over 20 years’ experience spanning financial services and technology . Since early 2020 , he served as Managing Director for a boutique investment bank focused on FinTech and venture capital . From 2016 to 2019 , he was US Head of Capital Markets for E&P Financial Group, a fund manager with $ 14 billion under advice, and one of the largest solar energy fund managers globally . From 2004 to 2016 , he was an investment banker including at Bank of America Merrill Lynch, Deutsche Bank, and Friedman, Billings, Ramsey (FBR) . Mr . Bullett first invested in bitcoin in 2013 , originated and advised the first security token project for Manhattan real estate, was a seed investor in an early DeFi platform, and raised significant institutional capital in FinTech . Earlier in his career, he was a co - founder or early employee of technology - related businesses, two of which were acquired, by Google and Viacom respectively . Mr . Bullett received his BA from Brown University and MBA from Columbia Business School . SAM V . TABAR Chief Strategy Officer Mr . Tabar served as the Co - Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020 . Prior to this, he held the title of Partner at FullCycle Fund which he served from December 2015 to April 2017 . Prior thereto, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011 . Prior to this, he was Co - Head of Marketing at Sparx Group from January 2004 to 2010 . Prior thereto, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004 . Mr . Tabar received his Bachelor of Arts from Oxford University in 2000 , and received his Master of Law (LL . M . ) from Columbia University School of Law in 2001 . He was associate editor of the Columbia Law Business Law Journal in 2000 , and is a current member of the New York State Bar Association .

1 5 Leadership Team ERKE HUANG Chief Financial Officer & Director Mr . Huang had served as Co - Founder and advisor of Long Soar Technology Limited from August 2019 to October 2020 ; Founder and CEO of Bitotem Investment Limited from May 2018 to October 2019 ; Investment Manager of Guojin Capital from June 2016 to May 2018 ; Engineering Analyst of Crowncastle International from March 2013 to November 2014 . Mr . Huang received Master’s degree in Civil & Environmental Engineering from Carnegie Mellon University and Bachler’s degree in Environmental Engineering from Southwest Jiaotong University . BROCK PIERCE Director Mr . Pierce has served as Chairman of the Board for Bitcoin Foundation and Integro Foundation since June 2014 and December 2017 , respectively, and has served on the board for SRAX since 2021 . He is a Founder and has served as a Managing Member of Percival Services since 2019 . He is the Co - founder of EOS Alliance, Block . one, Blockchain Capital, and Tether . He has served as Advisor to Open Data Exchange, Paybook, The Element Group, Blog Inc . , Metronome Token, Shyft Network, BLOCKv, and AirSwap . Pierce has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and managed KNC’s China operation, one of the world’s first large - scale mining operations . He was also a seed investor in BitFury through Blockchain Capital and established the largest Bitcoin mining operation in Washington State . Pierce was on the first - ever Forbes List of “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States.

1 6 33 Irving Place New York, NY 10003 United States +1 917 854 6357 IR@bit - digital.com 1 6